FIRST MAJESTIC SILVER CORP. FORM 51-102F4
BUSINESS ACQUISITION REPORT

Item 1    Identity of Company

1.1Name and Address of Company

First Majestic Silver Corp. (“First Majestic” or the “Company”) Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

1.2Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about this report and the significant acquisition for which it is filed is as follows:
David Soares
Chief Financial Officer Telephone: 604.608.3033
Item 2    Details of Acquisition

In this Business Acquisition Report, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars.

1.1Nature of Business Acquired
On January 16, 2025, the Company acquired all of the issued and outstanding shares of common stock (“Gatos Shares”) of Gatos Silver, Inc. (“Gatos”), a Delaware limited liability company, by way of a triangular merger under Delaware law, in exchange for stockholders of Gatos receiving 2.55 First Majestic common shares (“First Majestic Shares”) for each Gatos Share held (such ratio, the “Exchange Ratio”), and cash in lieu of fractional First Majestic Shares (the “Transaction”).

Gatos is the 70% owner of the Los Gatos Joint Venture (the “LGJV”), which owns and operates the Cerro Los Gatos silver mine located in Chihuahua, Mexico (the “LGD”). The LGD is comprised of approximately 103,000 hectares of land, consisting of multiple mineralized zones. Two of the identified mineralized zones, Cerro Los Gatos and Esther, have reported mineral resources. The deposits in the LGD are characterized by predominantly silver-lead-zinc epithermal mineralization.
The Transaction resulted in First Majestic indirectly acquiring Gatos’ 70% interest in the LGJV. The Transaction aligned with First Majestic’s overall strategy by consolidating three producing silver mining districts in Mexico by adding Gatos’ interest in the Cerro Los Gatos mine to First Majestic’s existing mining portfolio.

The addition of Gatos’ interest in the Cerro Los Gatos mine contributed mineral rights covering approximately 103,000 hectares of unencumbered land with significant new discovery potential to First Majestic’s existing package of mineral rights. As a result of the Transaction, First Majestic holds a 350,000 hectare highly prospective package of mineral rights that has a history of exploration success and economic discoveries.

1.2Acquisition Date

The date of the completion of the Transaction was January 16, 2025.

1.3Consideration
The total consideration in respect of the Transaction was comprised of the issuance of an aggregate of 177,433,006 First Majestic Shares in exchange for all of the issued and outstanding Gatos Shares, in addition to a nominal amount of cash in lieu of fractional First Majestic Shares.

In addition to the First Majestic Shares issued as consideration for the Transaction, First Majestic issued
(i) options to purchase an aggregate of 8,242,244 First Majestic Shares in exchange for all existing Gatos options at exercise prices adjusted by the Exchange Ratio, and (ii) an aggregate of 2,207,762 First Majestic Shares, in full and final settlement of all outstanding restricted shares units and deferred share units of Gatos.

1.4Effect on Financial Position
The business and operations of Gatos will be integrated with First Majestic’s existing business. For details of the expected effect of the Transaction on First Majestic’s financial position and results of operations, see the unaudited pro forma condensed combined financial statements of First Majestic comprised of the unaudited pro forma condensed combined statement of financial position of First Majestic as at December 31, 2024, and the unaudited pro forma condensed combined statement of earnings (loss) of First Majestic for the year ended December 31, 2024, together with the notes thereto, giving effect to the Transaction and the related assumptions described therein (the “First Majestic Pro Forma Financial Statements”), which are attached to this Business Acquisition Report as Schedule “B”.

Other than the foregoing, First Majestic does not presently have plans or proposals for material changes in its business affairs or the affairs of the acquired business, which may have a significant effect on its results of operations or financial position.
1.5Prior Valuations

To the knowledge of the Company, no valuation opinion was obtained within the last 12 months by either the Company or Gatos required by securities legislation or a Canadian stock exchange or market to support the consideration paid by the Company for Gatos.
1.6Parties to Transaction

Other than Ocelot Transaction Corporation, a wholly-owned subsidiary of First Majestic, which merged with and into Gatos at the time of the Transaction resulting in Gatos surviving the Transaction as a wholly-owned subsidiary of First Majestic, the Transaction was not with an informed person, associate or affiliate of First Majestic.

1.7Date of Report
April 11, 2025.

Item 3    Financial Statements and Other Information

The following financial statements and other information required by Part 8 of National Instrument 51- 102 Continuous Disclosure Obligations are attached hereto and form part of this Business Acquisition Report:
Schedule A – Historical Financial Statements of Gatos

Attached as Schedule “A” are the audited financial statements of Gatos as of and for the years ended December 31, 2024 and December 31, 2023, together with the notes thereto and the report of the independent auditor thereon.

Schedule B – Pro Forma Financial Statements of First Majestic
Attached as Schedule B are the First Majestic Pro Forma Financial Statements.

Cautionary Note Regarding Unaudited Pro Forma Condensed Consolidated Financial Statements

This Business Acquisition Report contains the First Majestic Pro Forma Financial Statements. The First Majestic Pro Forma Financial Statements have been prepared using certain of First Majestic’s and Gatos’ respective historical financial statements as more particularly described in the notes to the First Majestic Pro Forma Financial Statements. First Majestic has not independently verified the financial statements of Gatos that were used to prepare the First Majestic Pro Forma Financial Statements or that are included in this Business Acquisition Report. The First Majestic Pro Forma Financial Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Since the First Majestic Pro Forma Financial Statements have been developed to retroactively show the effect of a transaction that occurred at a later date, there are limitations inherent in the very nature of pro forma financial information and data. The First Majestic Pro Forma Financial Statements contained in this Business Acquisition Report are included for informational purposes only and undue reliance should not be placed on the First Majestic Pro Forma Financial Statements. Readers should refer to the disclosure described in the Company’s management information circular dated December 6, 2024 under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” and the disclosure described in Gatos’ proxy statement/prospectus dated December 3, 2024 under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”, and should note that such sections do not form part of, and are not incorporated by reference in, this Business Acquisition Report.

Forward-Looking Information
Certain statements contained in this Business Acquisition Report constitute forward-looking information and forward- looking statements under applicable securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements contained herein include, but are not limited to, statements concerning future events, the Company's future performance, the integration of Gatos’ business and operations with First Majestic’s existing business and the creation of a highly prospective package of mineral rights. The use of any of the words “anticipate”, “plan”, “aim”, “target”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “possible”, “capable” and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained herein are intended to provide readers with information regarding the Company, including its assessment of future plans, operations and financial performance related to the Transaction and may not be appropriate for other purposes. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although the Company believes these statements to be reasonable, no assurance can be given that the results or events anticipated in these forward-looking statements will prove to be correct and such forward-looking statements contained herein should not be unduly relied upon. Actual results or events could differ materially from those anticipated in the forward-looking statements. The forward-looking statements contained herein represent the Company's expectations as of the date such statements were made and such expectations are subject to change. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as may be required by applicable laws. For additional information on the Company’s assumptions, the risks and uncertainties that could cause actual results to differ from the anticipated results or the Company’s material risk factors, please refer to the “Forward-Looking Information” and “Risk Factors” sections included in the Company’s Annual Information Form (“AIF”) dated March 31, 2025, and in the Company’s most recently filed Management’s Discussion and Analysis (“MD&A”) dated February 19, 2025, copies of which were filed on SEDAR+ and are available on the Company’s website at www.firstmajestic.com. The AIF and MD&A and sections thereof referred to herein, do not form part of, and are not incorporated by reference in, this Business Acquisition Report.

SCHEDULE “A”
Historical Financial Statements of Gatos

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Report of Independent Auditors

To the Shareholder of Gatos Silver, Inc.

Opinion

We have audited the consolidated financial statements of Gatos Silver, Inc., which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gatos Silver, Inc. as at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Gatos Silver, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gatos Silver, Inc.’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gatos Silver, Inc.’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gatos Silver, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Ernst & Young LLP

Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada February 27, 2025

GATOS SILVER, INC. CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31,

(In thousands of United States dollars, except share amounts)

	Notes	2024	2023
ASSETS
Current Assets
Cash and cash equivalents		$ 138,061	$ 55,484
Related party receivables	6	192	560
Other current assets	3	1,894	22,642
Total current assets		140,147	78,686
Non-Current Assets
Investment in affiliates	12	282,110	321,914
Deferred tax assets	11	—	266
Other non-current assets		314	38
Total Assets		$ 422,571	$ 400,904
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable, accrued and other liabilities	5	$ 9,719	$ 33,357
Non-Current Liabilities
Lease liability		145	—
Stockholders’ Equity
Common Stock, $0.001 par value; 700,000,000 shares authorized; 69,566,827 and 69,181,047 shares outstanding as of December 31, 2024 and December 31, 2023, respectively		118	117
Paid-in capital		559,018	553,319
Accumulated deficit		(146,429)	(185,889)
Total stockholders’ equity		412,707	367,547
Total Liabilities and Stockholders’ Equity		$ 422,571	$ 400,904

See accompanying notes to the consolidated financial statements.

GATOS SILVER, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31,

(In thousands of United States dollars, except share amounts)

	Notes	2024	2023
Expenses
Exploration		$ 290	$ 26
General and administrative		35,277	25,688
Amortization		15	79
Total expenses		35,582	25,793
Other income (expense)
Equity income in affiliates	12	64,641	33,622
Legal settlement loss	9	—	(1,500)
Interest expense		—	(679)
Interest income		4,729	1,332
Other income	6	6,188	5,992
Total net other income		75,558	38,767
Income before taxes		39,976	12,974
Income tax expense	11	516	114
Net income and comprehensive income		$39,460	$ 12,860

See accompanying notes to the consolidated financial statements.

GATOS SILVER, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands of United States dollars, except share amounts)

	Number	Amount
	Common Stock	Common Stock	Paid-in Capital	Accumulated deficit	Total
Balance at December 31, 2022	69,162,223	$ 117	$ 547,114	$ (198,749)	$ 348,482
Stock-based compensation	—	—	5,336	—	5,336
Deferred Stock Unit compensation	—	—	869	—	869
Deferred Stock Units converted to common stock	18,824	—	—	—	—
Net income	—	—	—	12,860	12,860
Balance at December 31, 2023	69,181,047	$ 117	$ 553,319	$ (185,889)	$ 367,547
Stock-based compensation	—	—	6,152	—	6,152
Restricted Stock Unit settlement	139,839	—	(1,778)	—	(1,778)
Stock options exercises	51,291	1	1,996	—	1,997
Deferred Stock Unit compensation	—	—	342	—	342
Performance Share Unit settlement	—	—	(1,013)	—	(1,013)
Net income	—	—	—	39,460	39,460
Balance at December 31, 2024	69,372,177	$ 118	$ 559,018	$ (146,429)	$ 412,707

See accompanying notes to the consolidated financial statements.

GATOS SILVER, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31,

(In thousands of United States dollars, except share amounts)

	Notes	2024	2023
OPERATING ACTIVITIES
Net income		$ 39,460	$ 12,860

Adjustments to reconcile net loss to net cash used by operating activities:
Amortization		15	79
Stock-based compensation expense	7	6,152	5,336
Equity income in affiliates	12	(64,641)	(33,622)
Distributions and dividends from affiliates	12	104,445	59,500
Other		488	893

Changes in operating assets and liabilities:
Receivables from related parties		368	1,213
Accounts payable and other accrued liabilities		(26,359)	6,992
Other current assets		20,773	(5,771)
Net cash provided by operating activities		80,701	47,480

INVESTING ACTIVITIES
Net cash used by investing activities		—	—

FINANCING ACTIVITIES
Proceeds from exercise of stock options		1,996	—
Repayment of credit facility	10	—	(9,000)
Lease payments		(120)	—
Net cash provided (used) by financing activities		1,876	(9,000)
Net increase in cash and cash equivalents		82,577	38,480
Cash and cash equivalents, beginning of year		55,484	17,004
Cash and cash equivalents, end of year		$138,061	$55,484

Interest paid		$ 16	$ 417
Interest earned		$ 4,729	$ 1,332

See accompanying notes to the consolidated financial statements.

GATOS SILVER, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of United States dollars, except share amounts)

1.Description of Business

Organization and Nature of Business

Gatos Silver, Inc. and its subsidiaries (“Gatos Silver” or “the Company”) is a silver dominant exploration, development and production company that discovered a potential new silver, lead and zinc-rich mineral district in southern Chihuahua State, Mexico.

The Company’s primary efforts are focused on the operation of the Los Gatos Joint Venture (“LGJV”) in Chihuahua, Mexico. On January 1, 2015, the Company entered into the LGJV to develop the Los Gatos District (“LGD”) with Dowa Metals and Mining Co., Ltd. (“Dowa”). The LGJV Operating entities consisted of Minera Plata Real S. de R.L. de C.V (“MPR”), Operaciones San Jose del Plata S. de R.L. de C.V. and Servicios San Jose del Plata S. de R.L. de C.V. (“Servicios”) (collectively, the “LGJV Entities”). Effective July 15, 2021, Servicios was merged into MPR.

Dowa acquired a 30% interest in the LGJV and the right to purchase future zinc-concentrate production at market rates by completing its $50,000 funding requirement on April 1, 2016. The LGJV completed a feasibility study in January 2017 and the latest Los Gatos Technical Report was filed on October 22, 2024, with an effective date of July 1, 2024. In May 2019, Dowa increased its ownership interest by 18.5% to 48.5% through the conversion of the Dowa MPR Loan to equity. On March 11, 2021, the Company repurchased the 18.5% interest from Dowa for a total consideration of $71,550, including Dowa holding costs of this incremental interest, increasing the Company’s ownership in the LGJV Entities to 70.0%. These transactions resulted in a $47,400 higher basis than the underlying net assets of the LGJV Entities. The LGJV ownership is currently 70% Gatos Silver and 30% Dowa ("LGJV Partners"). Despite owning the majority interest in the LGJV, the Company does not exercise control over the LGJV due to certain provisions contained in the Unanimous Omnibus Partner Agreement that required unanimous partner approval of all major operating decisions, as a result the Company accounted for the LGJV as an equity method investment.

On December 19, 2024, the Company entered into amended and restated agreements (the “Amended Agreements”) with LGJV partners. The Amended Agreements, which are effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which will be to provide the Company with control over a variety of decisions that significantly affect LGJV’s returns which will result in the Company being able to fully consolidate the financial statements of the LGJV rather than accounting for its investment in the LGJV under the equity method of accounting as is currently required. The ownership interests of the Company and Dowa in the LGJV are unchanged, at 70% and 30%, respectively. The Company will apply acquisition accounting to reflect the acquisition of control and will derecognize its investment in LGJV and record a gain or loss on the derecognition being the difference between the fair value and the carrying value of LGJV.

The Company has two wholly-owned subsidiaries, Minera Luz del Sol S. de R.L. de C.V. (“MLS”) and Gatos Silver Canada Corporation (“GSC”).

Merger Agreement with First Majestic

On September 5, 2024, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Majestic Silver Corp. ("First Majestic") and Ocelot Transaction Corporation, a wholly-owned subsidiary of First Majestic (“Merger Sub”) that provides for the acquisition of Gatos Silver by First Majestic. On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a direct, wholly-owned subsidiary of First Majestic (the "Merger"). Under the terms of the Merger Agreement, if the Merger is completed, the Company's stockholders will have the right to receive 2.55 First Majestic common shares in exchange for each share of Gatos Silver common stock owned immediately prior to the effective time of the Merger, with any fractional shares to be paid in cash, without interest. The Merger will result in our stockholders owning approximately 38% of the outstanding First Majestic common shares immediately following the effective time of the Merger (based on current outstanding shares). The closing of the Merger was completed on January 16, 2025.

2.Summary of Significant Accounting Policies

Basis of Consolidation and Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and include the accounts of Gatos Silver and its subsidiaries, GSC and MLS. All Company subsidiaries are consolidated. All significant intercompany balances and transactions have been eliminated.

Equity method investment

The Company accounts for its investment in affiliates using the equity method of accounting whereby, after valuing the initial investment, the Company recognizes its proportional share of results of operations of the affiliate in its consolidated financial statements. The value of equity method investments are adjusted if it is determined that there is an other-than-temporary decline in value. The Company’s investment in the LGJV Entities is presented as Investment in affiliates in the consolidated balance sheet. The basis difference between the carrying amount of the investment in affiliates and the Company’s equity in the LGJV Entities’ net assets is due to value of the LGJV mineral resources. This basis difference is amortized on a units of production basis as the mineral resource is mined. Distributions received are classified on the basis of the nature of the activity or activities of the LGJV that generated the distribution. Returns on capital are recorded as an operating cash flow whereas returns of capital distributions are recorded as an investing cash flow.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates are valuation of stock and stock options; valuation allowances for deferred tax assets; and the fair value of financial instruments and investment in affiliates. At the LGJV, significant items subject to such estimates and assumptions include mineral properties, life of mine revenue and cost assumptions, mineral resource conversion rates to mineral reserves; environmental reclamation and closure obligations and valuation allowances for deferred tax assets.

Functional currency and translation of foreign currencies

The U.S. dollar is the functional currency of the Company and its subsidiaries. Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at exchange rates in effect at the balance sheet date, with the resulting gains or losses reported in foreign exchange (gain) loss in the statement of income. Non-monetary assets and liabilities are translated at historical exchange rates. Expenses and income items denominated in foreign currencies are translated into U.S. dollars at historical exchange rates.

Cash and cash equivalents

The Company considers all highly liquid short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Other than temporary impairment - investment

A loss in value of an investment that is other than a temporary decline shall be recognized. Evidence of such losses might include, but are not limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. If circumstances require an investment is tested for an other than temporary decline in value, the Company will first estimate the fair value of the investment based on discounted cash flows then compare it to the carrying value of the investment. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Stock-based compensation

The Company recognizes all employee stock-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. Stock-based compensation expense is included as a component of general and administrative expense over the requisite service period of the award.

The fair value of stock options is estimated using the Black-Scholes option-pricing model. The initial fair value of performance share units (“PSUs”), which are subject to vesting based on the Company’s attainment of a pre-established market performance goals, is estimated using a Monte Carlo simulation valuation model. The fair value of Restricted Stock Units ("RSUs") is based on the Company's stock price on the date of grant and vest on the third anniversary of the grant date, unless otherwise specified. The fair value of Deferred Stock Units ("DSUs") is based on the Company's stock price on the date of the grant and DSUs vest on the grant date. The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, estimates of forfeitures, the risk-free interest rate, expected dividend yields, and the Company’s performance. The Company estimates forfeitures of stock-based awards based on historical data and periodically adjusts the forfeiture rate.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.
The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.
Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Current tax comprises the expected tax payable on the taxable income for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable is the best estimate of the tax amount expected to be paid that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted at the reporting date.

Recently issued and adopted accounting standards

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. The amendments in this update modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain amendments represent clarifications to or technical corrections of the current requirements. Each amendment in the ASU will only become effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. The Company is still assessing the impact of the standard.

In March 2024, the FASB issued Accounting Standards Update ("ASU") No. 2024-02, Codification Improvements: Amendments to Remove References to the Concepts Statements. This ASU contains amendments to the Accounting Standards Codification (the "ASC") that remove references to various FASB Concepts Statements. The FASB has a standing project on its agenda to address suggestions received from stakeholders on the ASC and other incremental improvements to GAAP. This effort facilitates ASC updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements. The resulting amendments are referred to as ASC improvements. The amendments of this update are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is still assessing the impact of this standard.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency, effectiveness and comparability of income tax disclosures. For entities other public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2025. The Company is still assessing the impact of this standard.

As of December 31, 2024, there are no additional recently issued or adopted accounting standard that could have a material impact on our financial statements.

3.Other Current Assets

	December 31, 2024	December 31, 2023
Value added tax receivable	$ 635	$ 691
Prepaid expenses	1,249	1,914
Insurance proceeds receivable	—	20,000
Other assets	10	37
Total other current assets	$ 1,894	$ 22,642

The insurance proceeds receivable represents the insurance payable by the Company’s insurers to claimants on behalf of the Company related to the settlement of the Canadian and U.S. class action lawsuits. See Note 9 Commitments, Contingencies and Guarantees, for further discussion.

4.Property, Plant and Equipment, net

Mineral Properties

In Mexico, mineral concessions from the Mexican government can only be held by Mexican nationals or Mexican-incorporated companies. The concessions are valid for 50 years and are extendable provided the concessions are kept in good standing. For concessions to remain in good standing a semi-annual fee must be paid to the Mexican government and an annual report describing the work accomplished on the property must be filed. These concessions may be cancelled without penalty with prior notice to the Mexican government. MLS is the concession holder of a series of claims titles granted by the Mexican government.

Santa Valeria Concession

The Company holds Santa Valeria concessions. If production commences, the Company is required to make a production royalty payment of 1% of the net smelter returns. The Company may terminate the agreement upon prior notice.

5.Accounts Payable, Accrued and Other Liabilities

	December 31, 2024	December 31, 2023
Accounts payable	$ 1,511	$ 2,713
Accrued expenses	3,709	3,031
Accrued compensation	4,226	3,215
Legal settlement payable	—	24,000
Current tax payable	130	387
Other liabilities	143	11
Total accounts payable, accrued and other liabilities	$ 9,719	$ 33,357

The legal settlement payable is the liability recorded for the settlements of the class action lawsuit. See Note 9 Commitments, Contingencies and Guarantees, for further discussion on the U.S. and Canadian class action lawsuits and related settlement discussion.

6.Related-Party Transactions

LGJV

Under the Unanimous Omnibus Partner Agreement, the Company provides certain management and administrative services to the LGJV. The Company earned $6,000 and $6,000 under this agreement for the years ended December 31, 2024 and 2023, respectively, which has been recorded on the statement of income under other income. The Company received $6,000 and $6,417 in cash from the LGJV under this agreement for the years ended December 31, 2024 and 2023, respectively. The Company had no receivables under this agreement for the years ended December 31, 2024 and 2023, respectively. The Company also incurs certain costs on behalf of LGJV that are subsequently reimbursed by the LGJV.

The Company seconds certain employees to the LGJV and charged $2,098 and $2,627 related to this arrangement in the years ended December 31, 2024 and 2023, respectively. The Company received $3,390 in cash and had a $156 receivable outstanding at December 31, 2024, and received $3,489 in cash and had $250 receivable outstanding at December 31, 2023, related to this arrangement.

7.Stockholders’ Equity

The Company is authorized to issue 700,000,000 shares of $0.001 par value common stock and 50,000,000 shares of $0.001 par value preferred stock. As of December 31, 2024, 69,566,827 shares of common stock are outstanding, and no shares of preferred stock are outstanding.

Stock-Based Compensation

Equity Compensation Plan

The Company has a Long-Term Incentive Plan under which options and shares of the Company’s common stock are authorized for grant or issuance as compensation to eligible employees, consultants, and members of the Board of Directors. Awards under the plan include stock options, stock appreciation rights, stock awards, deferred stock units, and performance awards. Stock options, performance share units, restricted stock units and deferred stock units have been granted by the Company in different periods. As of December 31, 2024, approximately 8.6 million shares of common stock were available for grant under the plan. The Company recognized stock-based compensation expense as follows:

Year ended December 31,
	2024	2023
Stock options	$ 2,635	$ 4,087
Performance share units	599	203
Restricted stock units	2,918	1,046
Total stock-based compensation	$ 6,152	$ 5,336

Stock Option Transactions

The Company’s stock options have a contractual term of 10 years and entitle the holder to purchase shares of the Company’s common stock. The stock options granted to the Company’s employees have a service period of three years. The stock options granted to non- employee directors vest immediately.

In 2024, 938,822 stock options were granted with a weighted-average grant-date fair value per share of $4.17. During 2023, the Company granted 1,266,745 stock options with the weighted-average grant-date fair value per share of $2.91.

Of the stock options granted in 2024 and 2023, 34,916 and 604,799 vested immediately, including stock options granted to non-employee directors.

On December 31, 2024, there was $3,291 of unrecognized stock-based compensation expense related to stock options is expected to be recognized over a weighted-average period of 2.2 years.

The following tables summarize the stock option activity for the year ended December 31, 2024:

Employee & Director Options	Options	Weighted‑ Average Exercise Price	Weighted‑ Average Remaining Life (Years)
Outstanding at December 31, 2023	2,616,515	$ 8.83
Granted	938,822	$ 9.38
Forfeited	(17,818)	$ 6.82
Exercised	(312,942)	$ 8.96
Expired	(9,946)	$ 11.62
Outstanding at December 31, 2024	3,214,631	$ 8.95	7.3
Vested at December 31, 2024	2,082,382	$ 9.29	6.3

The following table summarizes the respective vesting start dates and number of options granted to employees and directors in 2024 and 2023:

Recipient	Options Granted	Vesting Start Date	Grant Date
Employees	592,753	January 15, 2024	January 15, 2024
Employees	55,000	April 15, 2024	April 15, 2024
Directors	34,916	December 9, 2024	December 9, 2024
Employees	256,153	December 9, 2024	December 9, 2024
Employees	1,044,705	September 11, 2023	September 11, 2023
Directors	87,815	September 11, 2023	September 11, 2023
Directors	134,225	November 9, 2023	November 9, 2023

The following assumptions were used to compute the fair value of the options granted using the Black-Scholes option valuation model:

	Sep. 2023	Nov. 2023	Jan. 2024	April. 2024	Dec. 2024 - Non executive employees	Dec. 2024 - Executives
Risk-free interest rate	4.39%	4.52%	3.86%	4.56%	4.07%	4.30%
Dividend yield	—	—	—	—	—	—
Estimated volatility	57.67%	57.85%	58.00%	58.42%	59.25%	52.43%
Expected option life	6 years	6 years	6 years	6 years	6 years	0.5 years

The Company’s estimated volatility computation was based on the historical volatility of a group of peer companies’ common stock over the expected option life and included both exploration stage and development stage companies. Prior to our IPO in October 2020, the Company's common stock was not publicly traded. As a result, the expected volatility assumption was based on peer information due to insufficient market trading history required to calculate a meaningful volatility factor. The computation of the expected option life was determined based on a reasonable expectation of the option life prior to being exercised or forfeited. The risk-free interest rate assumption was based on the U.S. Treasury constant maturity yield at the date of the grant over the expected life of the option. No dividends were expected to be paid.

At December 31, 2024, the Company had no LGJV-personnel stock options outstanding. While there were no new grants to LGJV- personnel, 32,393 such options were exercised in the year ended December 31, 2024. At December 31, 2023, the Company had 32,393 LGJV-personnel stock options outstanding with weighted-average exercise price of $7.31. There were no grants or exercises in the year ended December 31, 2023.

Performance Share Unit ("PSU") Transactions

On December 17, 2024, 42,893 PSUs were granted to the Company’s employees with a weighted average grant date fair value per share of $14.22. On December 20, 2024, the Company settled the previously issued Performance Stock Units PSUs granted under the long- term incentive plan. The PSUs were subject to the achievement of performance metrics over a 3-year period ending on December 17, 2024. Upon meeting the performance criteria, the PSUs were settled in cash. The Company calculated the payout using the closing price of the Company's stock on December 17, 2024 at 167% payout of the outstanding PSUs, the total amount in paid out in cash was $1,013.

Restricted Stock Unit ("RSU") Transactions

RSUs granted are reported as equity awards with a fair value of each RSU equal to the fair value of the Company's common stock on the grant date Each earned RSU represents the right to receive one share of the Company's common stock, subject to the terms of the grant agreement, and generally vest on or before the third year-end following the grant date.

The following table summarizes the RSU activity for the year ended December 31, 2024:

Employee RSUs	Number of RSUs	Weighted‑ Average Price Per Share
Outstanding at December 31, 2023	925,172	$ 5.04
Granted	474,528	$ 9.44
Settled	(300,729)	$ 5.04
Forfeited	(11,948)	$ 5.50
Outstanding at December 31, 2024	1,087,023	$ 6.96

On September 11, 2023, the Company granted 1,087,023 RSUs with grant date fair value of $6.96 and have varying vesting dates due to the Company being in an extended blackout period in 2022 and a portion of 2023.

Compensation expense is recognized ratably from the grant date over the requisite vesting period. On December 31, 2024, unrecognized compensation expense related to the RSUs was $5,113, which is expected to be recognized over a weighted-average period of 2.1 years.

On January 16, 2025, all outstanding RSUs were settled as a result of change in control of the Company which was triggered by the Completion of acquisition transaction by First Majestic.

Deferred Stock Unit Transactions

DSUs are awarded to non-employee directors at the discretion of the Board of Directors. The DSUs are fully vested on the grant date and each DSU entitles the holder to receive one share of the Company’s common stock upon the director’s cessation of continuous service. Non-employee directors are eligible to elect to defer receipt of any portion of annual retainers or meeting fees and take payment in the form of DSUs. The fair value of DSUs are equal to the fair value of the Company’s common stock on the grant date. DSUs are accounted as equity awards.

The Company granted 22,931 DSUs during the year ended December 31, 2024 and 174,948 during the year ended December 31, 2023. The 2023 grant included DSU compensation related to 2022 that could not be issued due to the Company being in an extended blackout period in 2022 and a portion of 2023.

Director DSUs	Shares	Weighted‑ Average Grant Price
Outstanding at December 31, 2023	302,920	$ 7.76
Granted	22,931	$ 14.90
Outstanding at December 31, 2024	325,851	$ 8.26

The Company recognized DSU expense of $342 and $626 for the years ended December 31, 2024 and 2023, respectively.

On January 16, 2025, all outstanding RSUs were settled as a result of change in control of the Company which was triggered by the Completion of acquisition transaction by First Majestic.

8.Fair Value Measurements

The Company establishes a framework for measuring the fair value of assets and liabilities in the form of a fair value hierarchy that prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2: Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

Level 3: Unobservable inputs due to the fact there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

The Company’s financial assets and liabilities such as cash and cash equivalents, related party receivables, value added tax receivable, insurance proceeds receivable, accounts payable and debt are approximate fair value due to their short maturities and are classified within Level 1 of the fair value hierarchy.

Assets and Liabilities that are Measured at Fair Value on a Non-recurring Basis

The Company discloses and recognizes its non-financial assets and liabilities at fair value on a non-recurring basis and makes adjustments to fair value, as needed (for example, when there is evidence of impairment).

The Company recorded its initial investment in affiliates at fair value within Level 3 of the fair value hierarchy, as the valuation was determined based on internally developed assumptions with few observable inputs and no market activity.

9.Commitments, Contingencies and Guarantees

In determining its accruals and disclosures with respect to loss contingencies, the Company will charge to income an estimated loss if information available prior to the issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the commitments and contingencies are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Contingencies

The Company’s mining and exploration activities are subject to various laws, regulations and permits governing the protection of the environment. These laws, regulations and permits are continually changing and are generally becoming more restrictive. The Company has made, and expects to make in the future, expenditures to comply with such laws, regulations and permits, but cannot predict the full amount of such future expenditures.

Merger Fee Payable

In connection with the Merger, a estimated fee of $19.6 million is payable to the Company's financial advisors based on the aggregate value of the consideration received by the Company's shareholders.

Legal

On February 22, 2022, a purported Company stockholder filed a putative class action lawsuit in the United States District Court for the District of Colorado (the "District Court") against the Company, certain of our former officers, and several directors (the "U.S. Class Action"). An amended complaint was filed on August 15, 2022. The amended complaint, allegedly brought on behalf of certain purchasers of the Company’s common stock and certain traders of call and put options on the Company’s common stock from December 9, 2020 through January 25, 2022, seeks, among other things, damages, costs, and expenses, and asserts claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 as well as Sections 11 and 15 of the Securities Act of 1933. The amended complaint alleges that certain individual defendants and the Company, pursuant to the control and authority of the individual defendants, made false and misleading statements and/or omitted certain material information regarding the mineral resources and reserves at the Cerro Los Gatos ("CLG") mine. The Company and all defendants filed a motion to dismiss this action on October 14, 2022. That motion was fully briefed as of December 23, 2022. On April 26, 2023, following a joint motion, the District Court postponed its ruling on the defendants’ motion to dismiss until on or after June 16, 2023.

On June 13, 2023, the Company entered into an agreement in principle to settle the U.S. Class Action. Subject to certain conditions, including class certification by the District Court, the execution of a definitive stipulation of settlement and approval of the settlement by the District Court, the settling parties agreed to resolve the U.S. Class Action for an aggregate payment by the Company and its insurers of $21,000 to a settlement fund. On June 16, 2023, the parties filed a joint status report requesting that the District Court grant a temporary stay of all proceedings in the case pending submission of proposed settlement documentation on or before July 13, 2023. On July 13, 2023, the plaintiffs filed an unopposed motion for an order preliminarily approving a stipulation of settlement agreed by the parties and providing for class notice which will provide for (i) preliminary approval of the settlement; (ii) approval of the form and manner of giving notice of the settlement to the settlement class; and (iii) a hearing date and time to consider final and approval of the settlement and related matters (the “Preliminary Order”). On September 12, 2023, the plaintiffs filed an unopposed motion to amend the Preliminary Order to reflect certain changes to the form of release proposed to be executed by the plaintiffs.

The District Court issued its Preliminary Order on February 29, 2024, approving the proposed settlement. Consistent with the stipulation of settlement requiring that a settlement account be funded within 30 days of the Preliminary Order, the Company and its insurers have fully funded that account, with $1,403 funded by the Company and $19,597 funded by the Company’s insurers. The final fairness hearing with the District Court was held on May 29, 2024. On October 15, 2024, the District Court issued (i) an Order which included the grant of the plaintiff’s motion for final approval of the settlement and approved the plan of allocation and (ii) its Final Judgment which dismissed the action with prejudice.

By Notice of Action issued February 9, 2022, and subsequent Statement of Claim dated March 11, 2022, Izabela Przybylska (the "Plaintiff") commenced a putative class action against the Company, certain of its former officers, and others in the Ontario Superior Court of Justice on behalf of a purported class of all persons or entities, wherever they may reside or be domiciled, who acquired securities of the Company in both the primary and secondary markets during the period from October 28, 2020 until January 25, 2022 (the “Canadian Class Action”). The action asserts claims under Canadian securities legislation and at common law and seeks unspecified monetary damages and other relief in respect of allegations the defendants made false and misleading statements and omitted material information regarding the mineral resources and reserves of the Company.

On January 26, 2024, counsel for the Company and counsel for the Plaintiff executed a term sheet wherein any claims against the Company and the named individuals would be settled for a payment by the Company of $3,000. Such counsel subsequently agreed to and executed a definitive settlement agreement. On April 16, 2024, the Ontario Superior Court approved the settlement on a preliminary basis. Consistent with the terms of the settlement requiring that an escrow account be funded within 30 days of preliminary court approval, the Company and its insurers have fully funded an escrow account, with $2,597 funded by the Company and $403 funded by the Company’s insurers. The final fairness hearing with the Ontario Superior Court was held on June 28, 2024, and the Ontario Superior Court issued orders on that day approving the settlement.

The Company has made disclosures to the U.S. Department of Justice (the "DOJ") and the SEC regarding its January 25, 2022 press release and issues related to CLG’s mineral reserves and mineral resources at the time. The Company has been cooperating with those agencies’ investigations. The Company was advised on July 15, 2024, that the DOJ has closed its investigation in relation to the Company. The Company understands that the SEC's investigation has not been completed and cannot reasonably predict any outcome.

There can be no assurance that any of the foregoing matters individually or in aggregate will not result in outcomes that are materially adverse for the Company.

10.Debt

On July 12, 2021, the Company entered into a $50,000 Revolving Credit Facility (the “Credit Facility”) with Bank of Montreal ("BMO").

On December 13, 2023, the Company entered into a second amended and restated Credit Facility with BMO. The main changes to the terms of the agreement are as follows:
•the maturity date was extended to December 31, 2026;
•$50,000 revolving line of credit with an accordion feature, which allows for an increase in the total line of credit up to $100,000, subject to certain conditions;
•loans under the Credit Facility bear interest at a rate equal to either a term SOFR rate plus a margin ranging from 2.75% to 3.75%, or a U.S. base rate plus a margin ranging from 1.75% to 2.75%, at our option;
•Any drawdown is secured by the Company's assets including the Company's shares in the LGJV Entities.

On July 21, 2023, the Company repaid the full outstanding balance of $9,000 on the Credit Facility. As a result, there was no outstanding debt balance as at December 31, 2024 and 2023. The Company was in compliance with all covenants under the Credit Facility as of December 31, 2024 and 2023.

The Company, incurred no interest expense and debt issuance cost for the year ended December 31, 2024. The Company recognized interest expense of $679, amortization of debt issuance cost of $57 and paid $413 in interest for the year ended December 31, 2023.

On January 16, 2025, the second amended and restated Credit Facility with BMO was cancelled.

11.Income Taxes

The components of income from operations before income taxes were as follows for the years ended December 31:

	2024	2023
U.S.	$ 40,657	$ 13,606
Foreign	(682)	(632)
Total	$ 39,975	$ 12,974

The consolidated income tax expense consisted of $516 and $114, for the years ended December 31, 2024 and 2023, respectively.

A reconciliation of the actual income tax benefit and the tax computed by applying the applicable U.S. federal rate of 21% to the income before taxes is as follows for the years ended December 31:

	2024	2023
Tax provision from operations	$ 8,395	$ 2,725
State tax benefit from operations	—	8
Nondeductible expenses	1,778	1,298
Change in valuation allowance	(10,205)	(3,908)
Mexican withholding tax	497	—
Effect of change in tax rates	—	—
US/foreign tax rate differential	51	(9)
Total income tax expense	$ 516	$ 114

Total income tax expense for the year 2023 arose from the operations of Gatos Silver Canada Corporation.

The components of the deferred tax assets (liabilities) are summarized as follows for the year ended December 31:

	2024	2023
Deferred tax assets
Accrued compensation	$ —	$ 18
Contingent liabilities	—	5,046
Deferred share unit awards	536	835
LGJV equity investment	—	—
Other accrued liabilities	—	21
Mineral properties	2,007	2,009
U.S. operating loss carryforward	21,444	19,079
Stock options	10,425	9,596
Foreign operating loss carryforward	7,796	4,804
Exploration and development	—	—
Other	—	260
Valuation allowances	(30,482)	(38,672)
Total deferred tax assets	$ 11,726	$ 2,996

Deferred tax liabilities
Accrued bonus	(328)	(280)
LGJV equity investment	(11,025)	(1,485)
Foreign exchange loss	(21)	—
Property, plant and equipment	(141)	(178)
Exploration and development	—	(18)
Prepaid expenses	(211)	(769)
Total deferred tax liabilities	$ (11,726)	$ (2,730)
Deferred tax assets (liabilities)	—	$ 266

The realization of deferred income tax assets is dependent upon the generation of sufficient taxable income during future periods in which the temporary differences are expected to reverse.

Based upon the level of taxable income (loss) and projections of future taxable income (loss) over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus has recorded a valuation allowance from continuing operations against the deferred tax asset balances of $30,482 and $38,672, respectively, for the years ended December 31, 2024 and 2023. If the Company is profitable for a number of years, and the prospects for the realization of the deferred tax assets become more likely than not, the Company will then reverse all or a portion of the valuation allowance that could result in a reduction of future reported income tax expense.

At December 31, 2024, the Company had $102,114 of net operating loss carryforwards from continuing operations in the United States. Of the total net operating loss from continuing operations, $83,106 expire at various dates through 2037, and $19,008 may be carried forward indefinitely. There are also $16,790 of net operating loss carryforwards in Mexico which expire at various dates through 2033. No assets have been recognized for net operating loss carryforwards where the Company believes it is more likely than not that the net operating losses will not be realized. The Company will monitor the valuation on an ongoing basis and will make the appropriate adjustments as necessary should circumstances change.

The Company has adopted the provisions of ASC 740-10, Income Taxes. The Company files income tax returns in the U.S., Mexico, Canada and Colorado. The Company’s foreign assets and operations are owned by entities that have elected to be treated for U.S. tax purposes as corporations and, as a result, the taxable income or loss and other tax attributes of such entities are not included in the Company’s U.S. federal consolidated income tax return. The statute of limitations for tax returns filed in the U.S., Mexico and Canada is three years, five years and seven years, respectively, from the date of filing. The Company’s 2020-2024 U.S. tax returns are subject to examinations by U.S. tax authorities until 2024-2028, respectively. The Company is no longer subject to examinations by Mexico tax authorities for years prior to 2019.

As of December 31, 2024, the Company has not recognized any increases or decreases in unrecognized tax benefits, as it is more likely than not that all tax positions will be upheld by the taxing authorities.

12.Investment in Affiliates

Equity income in affiliates represents the Company's ownership share of the LGJV Entities' results, including the effect of the priority distribution payment and amortization of the carrying value of the investment in excess of the underlying net assets of the LGJV Entities. The basis difference of $1,434 at December 31, 2024 ($699 at December 31, 2023) is being amortized as the LGJV Entities’ proven and probable reserves are processed. There were no impairment indicators in the years ended December 31, 2024 and 2023.

The table below presents a reconciliation of the investment in affiliates at December 31, 2024 and 2023:

Balance at December 31, 2022	$ 347,793
LGJV net income and comprehensive income (70%)	37,411
Basis amortization	(206)
Impact of the priority distribution payment	(3,583)
Equity income in affiliates	33,622
Distributions received from the LGJV	(59,500)
Dividend received from the LGJV	—
Balance at December 31, 2023	$ 321,914
LGJV net income and comprehensive income (70%)	63,928
Basis amortization	(153)
Impact of the priority distribution payment	866
Equity income in affiliates	64,641
Distributions received from the LGJV	(94,500)
Dividend received from the LGJV	(9,945)
Balance at December 31, 2024	$ 282,110

The table below presents equity income in affiliates recognized for the years ended December 31, 2024 and 2023:

	2024	2023
Equity income in affiliates	$ 64,641	$ 33,622

The table below shows the capital distributions and dividends made to the LGJV partners by the LGJV and the Company's respective share during years ended 2024 and 2023:

	LGJV	Company's Share
Capital distribution on February 15, 2024	$ 30,000	$ 21,000
Capital distribution on April 22, 2024	25,000	17,500
Capital distribution on July 29, 2024	40,000	28,000
Dividend on September 26, 2024	14,207	9,945
Capital distribution on November 7, 2024	40,000	28,000
Total for 2024	$ 149,207	$ 104,445

Capital distribution on July 20, 2023	$ 50,000	$ 35,000
Capital distribution on October 30, 2023	35,000	24,500
Total for 2023	$ 85,000	$ 59,500

On September 26, 2024, the LGJV paid dividends of $14,207 to its partners, of which the Company's share was $9,945 before withholding taxes of $497.

On September 25, 2024, the Company reported an updated mineral reserve and mineral resource estimate and life of mine plan for the CLG mine with an effective date of July 1, 2024. The mine life was extended to October 2032 from the previously estimated mine life and the mineral reserve estimate was increased. This change in mineral reserve estimate was applied effective July 1, 2024, and resulted in a reduction of depletion, depreciation and amortization expense of $7,767 for the year ended December 31, 2024. On October 22, 2024, the Company published an updated Technical Report Summary, dated October 22, 2024, concerning the Los Gatos Joint Venture (the "Technical Report Summary"), with an effective date of July 1, 2024.

The LGJV combined balance sheets as of December 31, 2024 and 2023, the combined statements of operations and comprehensive income for the years ended December 31, 2024 and 2023, and the statements of cash flows for the years ended December 31, 2024 and 2023 are as follows:

LOS GATOS JOINT VENTURE COMBINED BALANCE SHEETS AS OF DECEMBER 31,

	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$ 35,826	$ 34,303
Receivables	8,374	12,634
Inventories	21,936	16,397
VAT receivable	14,314	12,610
Income tax receivable	—	20,185
Other current assets	2,339	1,253
Total current assets	82,789	97,382
Non-Current Assets
Mine development, net	229,921	234,980
Property, plant and equipment, net	160,954	171,965
Deferred tax assets	812	9,568
Total non-current assets	391,687	416,513
Total Assets	$ 474,476	$ 513,895
LIABILITIES AND OWNERS’ CAPITAL
Current Liabilities
Accounts payable and accrued liabilities	$ 32,827	$ 29,100
VAT payable	14,201	8,684
Related party payable	209	560
Income taxes payable	7,781	920
Total current liabilities	55,018	39,264
Non-Current Liabilities
Lease liability	138	208
Asset retirement obligation	12,850	11,593
Deferred tax liabilities	5,408	3,885
Total non-current liabilities	18,396	15,686
Owners’ Capital
Capital contributions	320,638	455,638
Paid-in capital	18,186	18,186
Retained earnings (accumulated deficit)	62,238	(14,879)
Total owners’ capital	401,062	458,945
Total Liabilities and Owners’ Capital	$ 474,476	$ 513,895

LOS GATOS JOINT VENTURE
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31,

	2024	2023
Revenue	$ 352,910	$ 268,671
Expenses
Cost of sales	122,425	111,266
Royalties	2,334	1,363
Exploration	6,959	2,875
General and administrative	16,349	18,068
Depreciation, depletion and amortization	75,268	75,110
Total expenses	223,335	208,682

Other expense (income)
Interest expense	939	660
Interest income	(1,631)	(1,567)
Accretion expense	869	1,145
Other expense	562	741
Foreign exchange gain	(1,575)	(2,580)
	(836)	(1,601)

Income before taxes	130,411	61,590
Income tax expense	39,087	8,147
Net income and comprehensive income	$91,324	$ 53,443

LOS GATOS JOINT VENTURE COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31,

	2024	2023
Cash flows from operating activities:
Net income	$ 91,324	$ 53,443
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	75,268	75,110
Accretion	869	1,145
Deferred taxes	11,251	(7,623)
Unrealized gain on foreign currency rate change	(1,501)	(4,523)

Changes in operating assets and liabilities:
VAT receivable	(2,319)	9,619
Receivables	4,260	14,021
Inventories	(4,391)	(5,273)
Other current assets	(1,099)	2,494
Income tax receivable	17,630	10,771
Accounts payable and other accrued liabilities	20,955	(5,951)
Payables to related parties	(351)	(1,232)
Net cash provided by operating activities	211,896	157,374

Cash flows from investing activities:
Mine development	(44,225)	(36,637)
Purchase of property, plant and equipment	(16,877)	(19,850)
Materials and supplies inventory	—	(600)
Net cash used by investing activities	(61,102)	(82,279)

Cash flows from financing activities:
Capital distributions	(135,000)	(85,000)
Equipment loan and Lease payments	(64)	(547)
Dividends	(14,207)	—
Net cash used by financing activities	(149,271)	(60,439)

Net increase (decrease) in cash and cash equivalents	(633)	14,656
Cash and cash equivalents, beginning of period	34,303	34,936
Cash and cash equivalents, end of period	$ 35,826	$ 34,936
Interest paid	$ 939	$ 660
13.Subsequent Events

There are no events or transactions requiring recognition or disclosure in these combined financial statements through February 21, 2025, except as disclosed in Note 1 Description of Business and Note 10 Debt.

SCHEDULE “B”
First Majestic Pro Forma Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma financial information”) has been prepared based on the historical audited consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or the “Company”) and Gatos Silver, Inc. (“Gatos”), as indicated below, adjusted to give effect to the Consolidation (as defined below) and the acquisition of Gatos by First Majestic (the “Transaction”) as if it had consummated at said dates below. The following unaudited pro forma financial information has been prepared in accordance with National Instrument 51-102 (“NI 51-102”) to depict the accounting for the Consolidation and the Transaction (“Transaction Accounting Adjustments”), which reflects the application of the accounting in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), including adjustments to align Gatos’ and the Los Gatos Joint Venture’s (the “LGJV”) historical accounting policies under U.S. GAAP (as defined below) to First Majestic’s material accounting policy information under IFRS Accounting Standards, as further discussed below.
On December 19, 2024, Gatos amended its existing agreements (the “Amended Agreements”) regarding the LGJV with Dowa Metals & Mining Co., Ltd. (“Dowa”) and the other parties thereto. The Amended Agreements, which became effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which provides Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos commenced consolidating the financial results of the LGJV when the Amended Agreements becomes effective (the “Consolidation”).
The following unaudited pro forma condensed combined statement of financial position as at December 31, 2024 (the “unaudited pro forma statement of financial position”) assumes the Consolidation and the Transaction occurred on December 31, 2024. The unaudited pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2024 (the “unaudited pro forma statement of earnings (loss)”) assumes that the Consolidation and the Transaction occurred on January 1, 2024.
The unaudited pro forma financial information has been presented for illustrative purposes only and is not intended to be indicative of the combined entity's financial condition or results of operations that would have actually occurred had the Consolidation and the Transaction occurred on the dates indicated. Further, the unaudited pro forma financial information also may not be useful in predicting the future financial condition and results of operations of the combined entity. The actual financial position and results of operations of the combined entity may differ from the pro forma amounts reflected herein due to a variety of factors.
The unaudited pro forma financial information was derived from and should be read in conjunction with:
•The accompanying notes to the unaudited pro forma financial information;
•The audited consolidated financial statements and the accompanying notes of First Majestic as at and for the year ended December 31, 2024;
•The audited consolidated financial statements and accompanying notes of Gatos for the year ended December 31, 2024.
Description of the Transaction
On September 5, 2024, First Majestic and Gatos entered into a definitive merger agreement (the “Merger Agreement”) pursuant to which First Majestic will acquire all of the issued and outstanding common shares of Gatos. Gatos is a silver producer with a 70% interest in the Los Gatos Joint Venture, which owns the producing Cerro Los Gatos underground silver mine in Chihuahua, Mexico.
Under the terms of the Merger Agreement, Gatos shareholders will receive 2.55 common shares of First Majestic for each common stock of Gatos held.
On January 16, 2025 (the “Closing Date of the Transaction”), the Company completed its acquisition of Gatos, making Gatos a wholly-owned subsidiary. The Company issued a total of 177,433,006 common shares to acquire all issued and outstanding shares of Gatos' common stock. Additionally, the Company issued 8,242,244 First Majestic options in exchange for all existing Gatos options and settled all of Gatos' RSUs and DSUs for a total of 2,207,762 First Majestic common shares.

Unaudited Pro Forma Condensed Combined Statement of Financial Position As at December 31, 2024
(in thousands of US dollars)

	First Majestic	Gatos (Note 2) [post- Consolidation]	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Current Assets
Cash and cash equivalents	202,180	173,887	(14,369)	4(a)	361,698
Trade and other receivables	12,303	8,374	-		20,677
Value added taxes receivable	33,864	14,949	-		48,813
Inventories	62,524	21,936	-		84,460
Other financial assets	49,781	2,349	-		52,130
Prepaid expenses and other	8,169	1,249	-		9,418
Total Current Assets	368,821	222,744	(14,369)		577,196

Non-Current Assets
Mining interests	1,034,522	1,432,809	17,574	4(a)	2,484,905
Property, plant and equipment	378,630	160,954	-		539,584
Right-of-use assets	23,898	314	-		24,212
Deposits on non-current assets	5,720	-	-		5,720
Trade and other receivables	5,000	-	-		5,000
Non-current restricted cash	106,072	-	-		106,072
Non-current value added taxes receivable	10,750	-	-		10,750
Deferred tax assets	46,375	812	-		47,187
Total Assets	1,979,788	1,817,633	3,205		3,800,626

Current Liabilities
Trade and other payables	103,895	42,273	17,574	4(a)	163,742

VAT payable	-	14,201	-		14,201
Unearned revenue	580	-	-		580
Current portion of debt facilities	825	-	-		825
Current portion of lease liabilities	16,215	143	-		16,358
Income tax payable	22,792	7,911	-		30,703
Total Current Liabilities	144,307	64,528	17,574		226,409

Non-Current Liabilities
Debt facilities	208,657	-	-		208,657
Lease liabilities	11,320	283	-		11,603
Decommissioning liabilities	159,067	12,850	-		171,917
Other liabilities	5,587	-	-		5,587
Non-current income tax payable	19,685	-	-		19,685
Deferred tax liabilities	80,094	289,892	-		369,986
Total Liabilities	628,717	367,553	17,574		1,013,844

Equity
Share capital	1,978,101	559,136	487,246	4(b)	3,024,483
Equity reserves	90,028	-	-		90,028
Accumulated deficit	(717,058)	495,087	(501,615)	4(a) (b)	(723,586)
Non-controlling interest	-	395,857			395,857
Total Equity	1,351,071	1,450,080	(14,369)		2,786,782

Total Liabilities and Equity	1,979,788	1,817,633	3,205		3,800,626

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Earnings (Loss)
For the Year Ended December 31, 2024
(in thousands of US dollars)

	First Majestic	Gatos (Note 2) [post- Consolidation]	Transaction Accounting Adjustments	Notes	Pro Forma Combined
Revenue	560,604	352,910	-		913,514
Mine operating costs		-	-		-
Cost of sales	344,703	124,759	-		469,462
Cost of sales – standby costs	-	-	-		-
Depletion, depreciation and amortization	124,001	302,120	(27,166)	4(c)	398,955
	468,704	426,879	(27,166)		868,417
Mine operating earnings (loss)	91,900	(73,969)	27,166		45,097

General and administrative expenses	39,597	52,875	24,103		116,575
Share-based payments	13,490	-	1,308	4(d)	14,798
Mine holding costs	23,666	-	-		23,666
Foreign exchange loss	18,902	(1,575)	-		17,327
Operating (loss) income	(3,755)	(125,269)	1,755		(127,269)
Investment and other income	5,361	5,986	-		11,347
Gain	-	641,516	-	4(e)	641,516
Finance costs	(28,060)	(1,808)	-		(29,868)
(Loss) income before income taxes	(26,454)	520,425	1,755		495,726

Income taxes
Current income tax expense	31,997	39,603	-		71,600
Deferred income tax expense (recovery)	43,434	(79,960)	-		(36,526)
	75,431	(40,357)	-		35,074
Net (loss) income for the period	(101,885)	560,782	1,755		460,652

Attributable to:
First Majestic		$433,255
Non-controlling interests		$27,397
Loss per common share
Basic	(0.34)	0.91
Diluted	(0.34)	0.90
Weighted average shares outstanding
Basic	295,544,681	475,185,449
Diluted	295,544,681	479,460,331

See the accompanying notes to the unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
1.Basis of Presentation
The preparation of the unaudited pro forma financial information is based on the historical financial statements of First Majestic and Gatos. Gatos historically reported their financial statements in U.S. dollars and in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). For the purposes of the unaudited pro forma condensed combined financial information, the Gatos financial statements have been adjusted to align Gatos’ historical accounting policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS.

All dollar amounts presented are in U.S. dollars unless otherwise specified.

The unaudited pro forma financial information has been prepared using statements derived from and should be read in conjunction with, the following:

•The audited consolidated financial statements of First Majestic as at and for the year ended December 31, 2024;
•The audited consolidated financial statements of Gatos as at and for the year ended December 31, 2024.
The unaudited pro forma financial information does not give effect to any anticipated synergies, operating efficiencies, tax saving or cost saving that may be associated with the Transaction.
Accounting Treatment of Consolidation and the Transaction
The unaudited pro forma financial information reflects the impact of two separate transactions.
On December 19, 2024 Gatos entered into the Amended Agreements regarding the LGJV. The Amended Agreements, which is effective on January 1, 2025, modify certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which will be to provide Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos has begun consolidating the financial results of the LGJV as of January 1, 2025. The Gatos financial information included in the unaudited pro forma financial information has been adjusted to reflect the impact of the Consolidation. Refer to Note 2 of the pro forma financial information.
The impact of the Consolidation and the Transaction are reflected in the pro forma financial information.

The Consolidation and the Transaction are within the scope of IFRS 3, Business Combinations (“IFRS 3”) because each of the LGJV and Gatos meets the definition of a business in accordance with IFRS 3. As a result, the Consolidation and the Transaction is accounted for as a business combination in the unaudited pro forma financial information.
Under IFRS 3, First Majestic is considered the accounting acquirer of Gatos and the preliminary purchase price is allocated to the underlying assets acquired and liabilities assumed based on their respective fair market values. As of the date hereof, First Majestic has not completed the detailed valuation study necessary to arrive at the required final estimates of the fair value of the Gatos assets acquired and liabilities assumed, including those held in the LGJV, nor has it identified all adjustments necessary to align Gatos’ and LGJV’s historical audited financial policies under U.S. GAAP to First Majestic’s significant accounting policies under IFRS. A final determination of the fair value of Gatos' assets and liabilities will be based on the actual assets and liabilities of Gatos existing as of effective date of the Consolidation and Closing Date of the Transaction. As a result of the foregoing, the Transaction Accounting Adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary Transaction Accounting Adjustments have been made solely for the purpose of providing the unaudited pro forma financial information presented herein. First Majestic has estimated the fair value of Gatos’ assets and liabilities based on discussions with Gatos’ management, preliminary valuation studies, due diligence and information presented in Gatos’ filings with SEDAR+. The final accounting for the Consolidation and the Transaction may be materially different than that reflected in the unaudited pro forma financial information presented herein.

Purchase Consideration
The total purchase price of $1,054,223 was determined as of January 16, 2025 based on the issuance of 177,433,006 First Majestic common shares that were issued to Gatos shareholders in exchange for all issued and outstanding shares of Gatos' common stock, the issuance of 8,242,244 First Majestic options in exchange for all existing Gatos options, and the issuance of 2,207,762 First Majestic common shares in exchange for all existing RSUs and DSUs of Gatos. As part of the closing of the Transaction, outstanding RSUs, PSUs, and DSUs, of Gatos that vested or become vested in connection with the Transaction were exchanged into First Majestic common shares using the same exchange ratio outlined above. In addition, the outstanding and unexercised Gatos stock options were converted into stock options of First Majestic based on the exchange ratio. The share price assumed for the preliminary purchase price is the opening price of First Majestic common shares on January 16, 2025 ($5.68 per share).

Purchase Consideration (in thousands of US dollars)
Gatos outstanding common stock at Closing Date of the Transaction	69,581,576
Exchange ratio	2.55
Total First Majestic shares to be issued for Gatos outstanding common stock	177,433,006
Total First Majestic shares to be issued for Gatos RSUs and DSUs	2,207,762
Total First Majestic shares to be issued	179,640,768

First Majestic share price	$5.68
Share consideration (rounded)	$1,020,360
Stock options exchanged for Gatos stock options (rounded)	$26,023
Transaction Costs (rounded) (Note 4a)	$7,840
Total consideration (rounded)	$1,054,223
Preliminary Purchase Price Allocation
The table below summarizes the preliminary allocation of the purchase price to the assets acquired and the liabilities assumed for the purposes of the unaudited pro forma financial information as if the Consolidation and the Transaction occurred on December 31, 2024.

Assets acquired and liabilities assumed (in thousands of U.S. dollars)
Cash and cash equivalents	$173,887
Receivables	$8,374
Inventories	$21,936
Value added taxes receivable	$14,949
Prepaid expense and other	$1,249
Other current assets	$2,349
Mining interests	1,450,383
Property, plant and equipment, net	$160,954
Deferred tax assets	$812
Other non-current assets	$314
Total assets	$1,835,207

Accounts payable and accrued liabilities	$59,847
Value added taxes payable	$14,201
Income tax payable	$7,911
Current lease liability	$143
Lease liability	$283

Asset retirement obligation	$12,850
Deferred tax liabilities	$289,892
Total liabilities	$385,127
Non-controlling interests	$395,857
Total Preliminary Purchase Price	$1,054,223

2.Gatos Historical Financial Statements
Gatos’ historical balances were derived from Gatos’ historical audited consolidated financial statements as described above and are presented under U.S. GAAP and are in
U.S. dollars. On December 19, 2024, Gatos entered into the Amended Agreements regarding the LGJV. The Amended Agreements, which is effective on January 1, 2025, modified certain decision making rights, including eliminating the requirements for approval from both LGJV partners on activities which significantly affect LGJV’s returns, the effect of which is to provide Gatos with control over a variety of decisions that significantly affect LGJV’s returns. As a result, Gatos has begun consolidating the financial results of the LGJV as of the date the agreement became effective. The Gatos unaudited pro forma financial information has been adjusted to reflect the impact of gaining control of the LGJV as if the Consolidation occurred on December 31, 2024 for the unaudited pro forma combined balance sheet and on January 1, 2024 for the Gatos unaudited pro forma combined statements of operations and comprehensive income. Gatos has applied acquisition accounting to reflect the acquisition of control. The fair value of the LGJV used in the adjustments was based on the purchase price shown in Note 1 above, adjusted for any working capital and other assets and liabilities held by Gatos. For the purpose of the unaudited pro forma financial information, First Majestic has estimated that the fair value of the LGJV would equal the preliminary purchase price shown in Note 1 because the Consolidation and the Transaction are assumed to occur on the same date. No additional consideration was transferred as part of the Consolidation. As such, a gain is expected to be recognized reflecting the difference between the fair value and the carrying value of LGJV. This gain will not be recognized by First Majestic in its financial statements as the Consolidation has taken place prior to the Closing date of the Transaction.

Gatos Silver Inc. Unaudited Pro Forma Consolidated Balance Sheet For the Year Ended December 31, 2024 (in thousands of United States dollars)
	Gatos Historical Amount	LGJV Historical Amount	Acquisition Adjustment	Consolidatio n Adjustment	Notes	Gatos post- Consolidation
Assets
Current Assets
Cash and cash equivalents	$138,061	35,826				$ 173,887
Receivables	-	8,374				8,374
Inventories	-	21,936				21,936
VAT receivables	-	14,314		635		14,949
Income taxes receivable	-					-
Related party receivable	192	-		(192)	a)	-
Prepaid				1,249		1,249
Other current assets	1,894	2,339		(1,884)		2,349
Total current assets	140,147	82,789		(192)		222,744

Non-current Assets
Investment in affiliates	282,110	-	(282,110)		b)	-
Mine development	-	229,921	1,202,888		c)	1,432,809
Property, plant and equipment, net	-	160,954				160,954
Deferred tax assets	-	812				812
Other non-current assets	314	-				314
Total non-current assets	282,424	391,687	920,778			1,594,889
Total Assets	$422,571	$474,476	$920,778	$(192)		$1,817,633

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable and other accrued liabilities	$ 9,719	$ 32,827		(273)		$ 42,273
VAT payables	-	14,201				14,201
Income taxes payable	-	7,781		130		7,911
Current lease liability				143		143
Related party payable	-	209		(209)	a)	-
Total current liabilities	9,719	55,018		(209)		64,528

Non-current Liabilities
Lease liabilities	145	138				283
Decommissioning liabilities	-	12,850				12,850
Deferred tax liabilities	-	5,408	284,484		d)	289,892
Total non-current liabilities	145	18,396	284,484			303,025

Stockholders’ Equity
Common stock	118	-				118
Capital contributions	-	320,638	(320,638)		b)	-
Paid-in capital	559,018	18,186	(18,186)		b)	559,018
Accumulated deficit	(146,429)	62,238	579,278		b)	495,087
Non-controlling interests	-	-	395,840	17	b)	395,857
Total stockholders’ equity	412,707	401,062	636,294	17		1,450,080

Total Liabilities and Stockholders’ Equity	$422,571	$474,476	$920,778	$(192)		$1,817,633

Gatos Silver Inc.
Unaudited Pro Forma Consolidated Statements of Operations and Comprehensive Income
For the Year Ended December 31, 2024
(in thousands of United States dollars)

Gatos LGJV Acquisition Consolidation Gatos Historical Historical Adjustment Adjustment Notes post- Amount Amount Consolidation
Revenue	$-	$352,910	-		$352,910
Expense
Cost of sales	-	122,425	-		122,425
Royalties and duties	-	2,334	-		2,334
Exploration	290	6,959	-		7,249
General and 35,277		16,349		(6,000)	e)	45,626
Amortization 15		75,268	226,837		g)	302,120
Total expenses $35,582 (income)		$223,335	226,837	(6,000)		$479,754

Other income (expense)
Equity income in $64,641		-	(64,641)	-	f)	$-
Accretion expense -		($869)		-		(869)
Interest expense -		(939)		-		(939)
Interest income 4,729		1,631		-		6,360
Other income 6,188		(562)		(6,000)	e)	(374)

Gain on gaining control -	-	641,516	-	h)	641,516
Foreign exchange gain (loss)	1,575				1,575
Total other income (loss) $75,558	$836	576,875	(6,000)		$647,269

Income (loss) $39,976 before taxes	$130,411	350,038	-		$520,425
Income tax expense 516 (recovery)	39,087		-		39,603
Deferred income tax (recovery)		(79,960)	-	g)	(79,960)
Net income (loss) and comprehensive $39,460 income	$91,324	$429,998	-		$560,782

Attributable to:
Gatos	$533,385
Non-controlling interests (Dowa)	$27,397
a)To eliminate intercompany balances.
b)To reflect the Consolidation, the investment in affiliate is derecognized and the share capital and accumulated deficit balances are eliminated, and a non-controlling interest is recognized at fair value to reflect the participating interest owned by Dowa Metals & Mining Co., Ltd in the LGJV. The accumulated deficit balances include the gain of
$641,516.
c)The adjustment to this balance mainly reflects the allocation of the consideration to the Cerro Los Gatos mine. The incremental fair value of the acquisition of $1,202,888 is preliminary allocated to the carrying value of mine development. There has not been an allocation of the fair value between mine development and property, plant and equipment for the purpose of the unaudited pro forma financial information.
d)The adjustment reflects the deferred tax liability impact on the fair value adjustment on LGJV’s identifiable assets, and liabilities as part of the Consolidation.
e)To eliminate the management and administrative services fees paid by LGJV to Gatos.
f)To eliminate equity income recognized by Gatos relating to the LGJV.
g)The adjustment of $226,837 for the year ended December 31, 2024 represents the before tax additional depletion that has taken place in 2024 which relates to the incremental cost of acquisition described above. The adjustment of $79,960 for the year ended December 31, 2024 reflects the deferred income tax recovery related to the additional depletion described above.
h)To reflect the gain recognized for the Consolidation. The purchase consideration is estimated to be $923,626 (estimated based on purchase consideration determined for the Transaction (Note 1) and excluding any working capital and other assets and liabilities held by Gatos). The carrying value of investment in LGJV is $282,110 and as a result, there is a gain of $641,516 recognized.

The historical balances also reflect certain reclassifications of Gatos’ unaudited pro forma consolidated statements of operations and comprehensive income and unaudited pro forma consolidated balance sheets categories to conform to First Majestic’s presentation in its consolidated statements of earnings (loss) and the consolidated statement of financial position. Further review may identify additional reclassifications that could have a material impact on the unaudited pro forma financial information of the combined company. The reclassifications identified and presented in the unaudited pro forma financial information are based on discussions with Gatos’ management, due diligence and information presented in Gatos’ December 31, 2024 filings issued to the Company. As of the date hereof, First Majestic is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.
The reclassifications are summarized below:

Gatos Financial Statement Line	Gatos post- Consolidation	Reclassification	Gatos post- Consolidation reclassified Amount	First Majestic Statement Line
(in thousands of United States dollars)
Unaudited Pro Forma Combined Statements of Operations and Comprehensive Income for the Year ended December 31, 2024
Revenue	$352,910	$-	$352,910	Revenue
Cost of sales	122,425	2,334	124,759	Cost of sales
Royalties and duties	2,334	(2,334)	-	Cost of sales
Exploration	7,294	(7,294)	-	General and administrative
General and administrative	45,626	7,249	52,875	General and administrative
Amortization	302,120	(302,120)	-
		302,120	302,120	Depletion, depreciation and amortization

Accretion expense	(869)	869	-	Finance cost
Interest expense	(939)	(869)	(1,808)	Finance cost
Interest income	6,360	(374)	5,986	Investment and other income
Other income (expense)	(374)	374	-	Investment and other income
Gain on gaining control	641,516	-	641,516	Gain on gaining control
Foreign exchange gain (loss)	1,575	-	1,575	Foreign exchange gain (loss)
Income tax expense (recovery)	39,603	-	39,603	Current income tax expense
Deferred income tax (recovery)	(79,960)	-	(79,960)	Deferred income tax expense (recovery)
Net loss	$560,781	$-	$560,781

Unaudited Pro Forma Combined Balance Sheets as of December 31, 2024
Assets
Current Assets
Cash and cash equivalents	$173,887	$-	$173,887	Cash and cash equivalents
Receivables	8,374	-	8,374	Trade and other receivables
Inventories	21,936	-	21,936	Inventories
VAT receivables	14,314	635	14,949	Value added taxes receivable
Other current assets	4,233	(1,884)	2,349	Other financial
				assets
		1,249	1,249	Prepaid expense
				and other
Total Current Assets	222,744	-	222,744

Non-Current Assets

Mine development	1,432,809	-	1,432,809	Mining interests
Property, plant and equipment, net	160,954	-	160,954	Property, plant and equipment
Deferred tax assets	812	-	812	Deferred tax assets
Other non-current assets	314	-	314	Right-of-use assets
Total Non-current Assets	1,594,889	-	1,594,889
Total Assets	$ 1,817,633		$1,817,633

Liabilities and Stockholder’ Equity
Current Liabilities
Accounts payable and other accrued liabilities	$42,546	(273) 143	$42,273 143	Trade and other payables Current portion of lease liabilities
VAT payable	14,201	-	14,201	Value added taxes payable
Income taxes payable	7,781	130	7,911	Income taxes payable
Total Current Liabilities	64,528	-	64,528

Non-Current Liabilities
Lease liabilities	283	-	283	Lease liabilities
Asset retirement obligation	12,850	-	12,850	Decommissioning liabilities
Deferred tax liabilities	289,892	-	289,892	Deferred tax liabilities
Total Non-Current Liabilities	303,025	-	303,025

Stockholders’ Equity
Common stock	118	559,018	559,136	Share capital
Paid-in capital	559,018	(559,018)	-	Share capital
Accumulated deficit	495,087	-	495,087	Accumulated deficit
Non-controlling interests	395,857	-	395,857	Non-controlling interests

Total Stockholders’ Equity	1,450,080	-	1,450,080
Total Liabilities and Stockholders’ Equity	$1,817,633	$-	$1,817,633

3)U. S. GAAP to IFRS Adjustments
a)Impairment of long-lived assets
Under both U.S. GAAP and IFRS, long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amounts may be impaired. Under
U.S. GAAP, the asset group is first tested for recoverability by determining if its carrying amount exceeds the expected future cash flows from the asset group on an undiscounted basis. If the asset group is determined to not be recoverable, an impairment expense is recorded for the excess of the asset group’s carrying amount over its fair value. Further, future reversal of a previously recognized impairment loss is prohibited.
Under IFRS, when an impairment indicator is determined to exist, an impairment expense is recorded for the excess of the cash generating unit carrying amount over the greater of its fair value less costs of disposal and its value in use. Impairment expense previously recorded is reversible in subsequent periods under certain conditions.
In the fourth quarter of 2021 Gatos recorded an impairment loss of $80,348 related to the carrying value of the investment in the LGJV. The unaudited pro forma financial information does not separately reflect any potential reversal of this historical impairment that would otherwise have been taken by Gatos given all assets and liabilities of LGJV have been recognized at fair value to reflect the effect of the Consolidation as explained in Note 2 and any such impairment reversal would have been included in the gain as reflected in Note 2.
b)Other considerations
First Majestic has performed a preliminary assessment of the potential U.S. GAAP to IFRS differences for exploration and evaluation expenditures, asset retirement obligations, impairment of receivables, and leases and have determined that the differences are not material. As such, these adjustments have not been reflected in the unaudited pro forma financial information.
4)Transaction Accounting Adjustments
The following adjustments have been made to the unaudited pro forma financial information to reflect certain preliminary purchase price accounting and other pro forma adjustments. Further review may identify additional adjustments that could have a material impact on the unaudited pro forma financial information of the combined company.

a)Transaction costs

The total transaction costs were $31,943 incurred by First Majestic and Gatos in connection with the Transaction. The transaction cost of $7,840, represented employee withholding tax in connection with shares issued in respect of Gatos RSUs and DSUs which was paid shortly after the closing of the Transaction.

The transaction costs of $6,529 are costs incurred by First Majestic and $17,574 are costs incurred by Gatos, both of which have been recognized as expense in the unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2024.

The $17,574 transaction cost incurred by Gatos has been reflected as an assumed liability in the purchase price allocation for the Transaction in the unaudited pro forma condensed combined statement of financial position as of December 31, 2024.

b)Shareholder Equity

This adjustment reflects a net increase to share capital of $487,246 to reflect the issuance of First Majestic shares to effect the Transaction and the consideration attributable to First Majestic stock options issued to replace Gatos stock options, which is measured based on the fair value of Gatos shares acquired as described in Note 1 under “Purchase Consideration”, and to eliminated Gatos accumulated deficit of $501,615.

c)Depletion expense

The adjustment is to align Gatos depletion accounting policy to First Majestic’s depletion accounting policy under IFRS. The adjustment will reduce the depletion expense by $27,166 for the year ended December 31, 2024, because First Majestic’s depletion policy includes 50% of inferred resources in the depletion calculation.

d)Share-based payments

In conjunction with the Transaction, First Majestic will issue First Majestic stock options to Gatos employees as replacements for their Gatos stock options. The incremental fair value of the replacement First Majestic stock options over the existing Gatos stock options will be expensed over the remaining vesting period. The incremental expense is estimated to be $1,308 for the year ended December 31, 2024.

e)Gain

The pro forma condensed combined statement of earnings (loss) for the year ended December 31, 2024 includes the gain arising from the Consolidation (Note 2), which would be consummated prior to the Transaction and will not be included in the First Majestic consolidated financial statements prepared under IFRS when the Transaction closes.

5)Unaudited Pro Forma Condensed Combined Financial Information per Share Data
The following table presents, for the periods presented in the unaudited pro forma financial information, the unaudited pro forma income per share and the unaudited pro forma weighted average shares outstanding of the combined entity.
The following table assumes the issuance of approximately 180 million shares of First Majestic in connection with the Transaction assuming the Transaction occurred on January 1, 2024 and based on the number of outstanding Gatos common stock and outstanding RSUs, PSUs, and DSUs as at the Closing date of the Transaction. The calculations below also consider the dilutive effect of the replacement options issued on the Closing date of the Transaction. The pro forma data in the table assumes that the Transaction occurred on January 1, 2024 for income statement purposes.

First Majestic Combined
For the year ended December 31, 2024
Income (loss) from operations per common share
Basic	0.91
Diluted	0.90
Shares used in calculating basic and diluted income (loss) from operations per common share
Basic	475,185
Diluted	479,460

First Majestic Combined
For the year ended December 31, 2024
Weighted average shares outstanding

Actual weighted average number of shares outstanding for the period	295,545
Shares issued	179,641
Pro forma weighted average number of shares outstanding	475,185
Dilutive instruments	4,275
Pro forma weighted average diluted number of shares outstanding	479,460